Exhibit 5

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2005 filed with the SEC on July 18, 2006, as amended and as it may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to gross domestic product (“GDP”) decreased from 49.2% at December 31, 2004 to 45.8% at December 31, 2005, and further decreased to 43.1% at December 31, 2006.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 46.4% at December 31, 2004, 42.6% at December 31 2005, and decreased to 39.1% at December 31, 2006.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by Government in the local and international markets during recent years have contributed to a reduction of the overall debt of the Republic as a percentage of GDP. Although the Colombian government plans to keep this ratio on a continuous downward trend in the following years, no assurance can be given that this goal will be achieved.

The Minister of Finance is Oscar Ivan Zuluaga, who took office in March 2007.

Internal security

The Government announced that for 2006, homicides, automobile theft and kidnapping declined by 4.6%, 7.1%, and 14.1%, respectively, as compared to 2005. On the other hand, incidents of terrorism rose by 5.7% compared to 2005. For the twelve-month period ended January 31, 2007, homicides, automobile theft, kidnapping and incidents of terrorism decreased by 2.0%, 7.1%, 16.0% and 14.6%, respectively, compared to the corresponding period in 2006.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz.” At December 31, 2006, 31,687 members of paramilitary groups had been reintegrated into civil society. Furthermore, since the start of the Uribe administration through December 31, 2006, 42,951 members of illegal armed groups, including paramilitary organizations, had been demobilized.

Juan Manuel Santos was appointed as Defense Minister by President Uribe and took office on August 7, 2006.

In May 2007, the Government announced that approximately 200 members of the Fuerzas Armadas Revolucionarias de Colombia (FARC) imprisoned in various jails throughout the country will be released as an unilateral act of the Government and as a positive step toward securing the release of certain persons kidnapped by the FARC. The members of FARC that the Government plans to release are being detained at a penitentiary 140 kilometers north of Bogotá while the legal issues and procedures regarding the release are being resolved.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

According to preliminary figures, real GDP grew by approximately 4.7% in 2005 and by approximately 6.8% in 2006. During 2005, the sectors that experienced the largest increases in real growth were construction, which grew by 11.8%, and financial intermediation services sector, which grew by 8.4%. During 2006, the sectors that experienced the largest increases in real growth were construction (14.4%), manufacturing (10.8%) and commerce, restaurants and hotels (10.7%). The financial intermediation services sector declined by 6.7% in 2006, primarily due to losses incurred in June 2006 when the local capital markets were highly volatile.

The Government currently estimates that real GDP growth for 2007 will be approximately 5.0%, although no assurance can be given that this projection will be reached.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2004 through April 2007, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the

13 Largest Urban Areas (1)

	2004	2005	2006	2007
January	18.1%	16.1%	16.0%	14.4%
February	17.1	16.1	14.2	12.8
March	16.2	15.1	12.2	12.6
April	16.9	14.5	12.7	11.6
May	14.8	13.9	13.1
June	15.8	14.0	12.5
July	15.3	14.1	13.1
August	15.0	13.8	12.7
September	14.9	13.5	12.8
October	14.1	12.1	12.7
November	13.9	12.1	11.3
December	13.0	12.2	12.8

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $2,909 million in 2006, compared to a deficit of U.S. $1,890 million in 2005 and a deficit of U.S. $908 million in 2004. In 2006, the capital account registered a surplus of U.S. $2,677 million, compared to a U.S. $3,243 million surplus in 2005 and a U.S. $3,205 million surplus in 2004.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2004(2)		For the Year Ended 2005(2)		For the Year Ended 2006(2)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	4,227	U.S. $	5,559	U.S. $	6,328
Coffee		949		1,471		1,461
Coal		1,854		2,598		2,913
Nickel		628		738		1,107
Gold and emeralds(3)		635		589		371
Nontraditional(4)		8,149		9,863		11,749

Total Exports		16,442		20,818		23,930
Imports (FOB)
Consumer Goods		2,818		3,530		4,707
Intermediate Goods		7,268		8,629		10,522
Capital Goods		5,237		7,271		8,748

Total Imports (FOB)		15,324		19,431		23,976
Special Trade Operations (Net)(5)		227		208		368
Trade Balance		1,346		1,595		322
Services (Net)(6)
Inflow		2,255		2,664		3,370
Outflow		3,935		4,766		5,482

		(1,680)		(2,102)		(2,109)
Income (Net)(7)
Inflow		671		1,074		1,522
Outflow		4,970		6,539		7,380

		(4,299)		(5,465)		(5,858)
Transfers (Net)		3,724		4,082		4,736

Total Current Account		(908)		(1,890)		(2,909)
Capital Account
Foreign Direct Investment (Net)(8)		2,941		5,593		5,197
Portfolio Investment (Net)(9)		(271)		(1,742)		(2430)
Loans (Net)(10)		19		(1,367)		354
Commercial Credits (Net)		355		106		(341)
Leasing (Net)(10)		(76)		28		(73)
Other (Net)(10)		287		662		17
Other Long Term Financing		(51)		(48)		(47)
Special Capital Flows (Net)(11)		0		0		0

Total Capital Account		3,205		3,243		2,677
Errors and Omissions		244		387		255

Change in Gross International Reserves	U.S. $	2,541	U.S. $	1,729	U.S. $	23

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.

(2)	Preliminary.

(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).

(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.

(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.

(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.

(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.

(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.

(10)	Includes long-term and short-term flows.

(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

Monetary System

Financial sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 95.2 trillion at March 31, 2007, as compared to Ps. 62.4 trillion at March 31, 2006. Past-due loans amounted to Ps. 2.7 trillion at March 31, 2007, as compared to Ps. 1.9 trillion at March 31, 2006. Past due loans increased by 27.9% from March 31, 2006 to March 31, 2007. Provisions covering past-due loans decreased from 150.6% at March 31, 2006 to 143.9% at March 31, 2007. The aggregate net technical capital (or solvency ratio) of Colombian banks decreased from 13.9% of risk-weighted assets at March 31, 2006 to 12.3% at March 31, 2007. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 78.7 trillion at March 28, 2006 to Ps. 108.9 trillion at March 28, 2007.

The following table shows the results of the financial sector as of, and for the three-month period ended March 31, 2007:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the three-month period ended, March 31, 2007)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions(1)	Ps.153,018,867	Ps.134,961,964	Ps.18,056,904	Ps.936,506
Public Sector Institutions	9,212,186	8,570,363	641,823	47,963
Special State-Owned Institutions(2)	26,443,036	20,907,693	5,535,343	283,064

Total(3)	Ps.162,231,053	Ps.143,532,326	Ps.18,698,727	Ps. 984,469

Totals may differ due to rounding.

(1)	Includes cooperatives

(2)	Includes Special Financing Institutions but not Banco de la República.

(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The short-term composite reference rate (depósitos a término fijo, or “DTF”) averaged 6.8% in December 2006, as compared to 6.3% in December 2005. The DTF increased from 6.0% in May 2006 to 7.6% in May 2007.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2006 was 4.5%, as compared to 4.9% in 2005. The CPI for the twelve months ended May 2007 was 6.2%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2006 was 5.6%, as compared to 2.1% for 2005. The PPI for the twelve months ended May 2007 was 0.6%.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2004
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8

2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.6	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.2	6.8
October	5.3	2.2	6.5
November	5.1	1.8	6.4
December	4.9	2.1	6.3

2006
January	4.6	2.3	6.1
February	4.2	1.7	6.0
March	4.1	1.4	6.0
April	4.1	3.3	5.9
May	4.0	4.0	6.0
June	3.9	4.8	6.1
July	4.3	5.3	6.5
August	4.7	5.3	6.4
September	4.6	6.0	6.4
October	4.2	5.3	6.4
November	4.3	5.2	6.7
December	4.5	5.6	6.8

2007
January	4.7	5.0	6.8
February	5.3	4.9	6.8
March	5.8	4.2	7.5
April	6.3	2.3	7.5
May	6.2	0.6	7.6

(1)	Percentage change over the previous twelve months at the end of each month indicated.

(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign exchange rates and international reserves

Exchange rates. On June 1, 2007, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,900.09 = U.S. $1.00, as compared to Ps. 2,486.07 = U.S. $1.00 on June 1, 2006. For 2006, the Representative Market rate reached a high of Ps. 2,634.06 = U.S. $1.00 in June 2006 and a low of Ps. 2,225.44 = U.S. $1.00 in December 2006. During May 2007, the Representative Market rate reached a high of Ps. 2,104.16 = U.S. $1.00 and a low of Ps. 1,914.96 = U.S. $1.00.

International reserves. Net international reserves increased from U.S. $13.5 billion at December 31, 2004 to U.S. $14.9 billion at December 31, 2005, and to U.S. $15.4 billion at December 31, 2006. At April 30, 2007, net international reserves were U.S. $19.8 billion. Banco de la República sold approximately U.S. $164 million between January and December 2006 in the course of its intervention in the foreign exchange market to control volatility. In April 2007, Banco de la República bought a total of U.S. $666.2 million from the market in order to moderate peso appreciation.

As established by Decree No. 4646 of 2006 and according to the technical criteria established by Resolution No. 137 of January 27, 2005, which refers to the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, among other measures, future derivative operations that consist of swaps and forwards over foreign exchange.

Also, under the regulatory framework of Resolution No. 104 of January 22, 2007, which regulates futures operations, the General Directorate of Public Credit and the National Treasury had an outstanding net bought position in forward contracts of U.S. $36.0 million as of May 31, 2007.

Appreciation of the Peso and measures taken by the Government

Since September 2006, the peso has appreciated in a virtually continuous manner against the U.S. dollar. For the first four months of 2007, the peso appreciated against the U.S. dollar by 6.01%. As the peso appreciated against the U.S. dollar, Banco de la República intervened in the foreign exchange markets to control currency appreciation. During the first four months of 2007, however, inflation, as measured by the CPI, reached 4.1%. Concerned that the inflation target of between 3.5% and 4.5% for full year 2007 might not be attainable, Banco de la República decided to increase overnight interest rates from 8.25% on March 23, 2007 to 8.50% on April 30, 2007.

On May 6, 2007, Banco de la República introduced a new package of measures that are intended to tighten monetary policy and control the strengthening of the peso. The package included: (i) an increase in the reserve requirement on current accounts from 13% to 27%, on savings accounts from 6% to 12.5% and on time deposits up to eighteen months from 2.5% to 5% (although the reserve requirement would only apply to accounts and deposits in excess of the level that banks had as of May 4, 2007 and Banco de la República will not pay any interest on the new reserve requirement); (ii) the establishment of a 40% reserve requirement on any disbursement of external loans for a six-month period at the Banco de la República with no interest; and (iii) the establishment of a ceiling for financial sector institutions’ derivative operations of 500% of their technical equity. “Technical equity” refers to the sum of the most easily realizable equity accounts of a financial institution that is calculated to evaluate the strength of such institution and its capacity to respond to financial difficulties.

On May 18, 2007, Banco de la República increased the overnight interest rate to 8.75% from 8.50%. On May 23, 2007, the Ministry of Finance announced through Decree 1801 an additional measure to control the inflow of short-term portfolio investments. The measure included the requirement of a 40% deposit at the Banco de la República for short-term portfolio investments for a period of six months with no interest payable. As of June 4, 2007, the Colombian peso has appreciated against the U.S. dollar by 15.8% year-to-date and has appreciated against the U.S. dollar by 23.1% year-on-year.

Public Sector Finance

General

For the year ended December 31, 2006, Colombia’s fiscal deficit increased to 0.4% of GDP, compared to a zero deficit in 2005. According to revised figures released in December 2006, the National Fiscal Policy Council (CONFIS) and the Ministry of Finance, the principal public sector finance statistics for 2006 and 2007 (as contained in the proposed 2007 budget and the Financial Plan 2007) are as follows:

Principal Public Sector Finances Statistics(1) (% of GDP)

	Budget 2006	Actual Jan.-Nov 2006(1)(2)	Budget 2007(3)
Non-financial Public Sector Balance	(1.6)%	(0.6)%	(1.7)%
Central Government	(5.0)	(3.8)	(4.1)
Other Public Sector Entities	3.3	3.2	2.4
Central Bank Balance	0.3	0.4	0.5
Fogafín Balance	0.2	0.2	0.2
Financial Sector Restructuring Costs	(0.4)	(0.4)	(0.3)
Statistical Discrepancies	0.0	0.0	0.0
Consolidated Public Sector Balance	(1.5)	(0.4)	(1.3)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS as of December 22, 2006.

(2)	Preliminary.

(3)	Assumptions in the Financial Plan 2007 include Nominal GDP of Ps. 345,182 trillion; Real GDP growth of 5.0%; Inflation of 4.0%; Real Devaluation of 1.9%; and export price of oil (Cuisiana) of U.S. $48.9.

The following table shows the principal budget assumptions for 2006 and 2007 revised as of January 22, 2007.

Principal 2006 and 2007 Budget Assumptions Revised as of January 22, 2007(1)

	2006 Budget Assumptions	2007 Budget Assumptions
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.312,210	Ps.345,182
Real GDP Growth	4.8%	5.0%
Inflation
Domestic Inflation (producer price index)(2)	4.5%	4.0%
Domestic Inflation (consumer price index)	4.5%	4.0%
External Inflation(3)	6.4%	4.7%
Real Devaluation (average)	2.7%	1.9%
Interest Rates
Prime (United States)	8.3%	8.3%
LIBOR (six month)	5.4%	5.3%
Export Prices
Coffee (ex-dock) ($/lb.)	1.16	1.22
Oil ($/barrel) (Cuisiana)	58.24	48.90
Coal ($/ton)	47.85	46.08
Ferronickel ($/lb.)	3.14	2.64
Gold ($/Troy oz.)	618.2	670.3

(1)	Figures correspond to statistics released by the Ministry of Finance and Public Credit only to public entities in Colombia.

(2)	End of period. Calculated using a projected change in the producer price index.

(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of December 2006, the following are the weights assigned to each of Colombia’s major trading partners: United States (46.8%), Venezuela (10.0%), Ecuador (4.8%), Mexico (4.5%), Brazil (3.5%), Germany (3.3%), Peru (3.0%), Switzerland (3.0%), Panama (2.9%), Japan (2.8%), Spain (2.2%), Italy (2.0%), The Netherlands (1.9%), Chile (1.8%), United Kingdom (1.7%), Canada (1.6%), France (1.5%), Belgium (1.3%), Argentina (0.8%) and Sweden (0.7%). For 2006, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (39.6%), Venezuela (11.1%), Ecuador (5.1%), Peru (2.8%) Mexico (2.4%), Dominican Republic (2.4%), Switzerland (2.3%), Spain (2.1%), The Netherlands (2.1%), Italy (2.0%), China (1.9%), United Kingdom (1.6%), Germany (1.5%), Belgium (1.5%), Japan (1.3%), Chile (1.1%), Canada (1.1%) and Panama (1.1%). For 2006, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (36.2%), Venezuela (5.1%), Brazil (4.9%), Mexico (4.8%), Germany (3.8%), Panama (3.6%), China (3.4%), Japan (3.2%), South Korea (2.8%), Ecuador (2.7%), Switzerland (2.6%), Peru (2.0%), Chile (1.8%), Greece (1.5%), Finland (1.5%), Canada (1.5%), Uruguay (1.2%), Italy (1.2%), Argentina (1.1%) and United Kingdom (1.1%). For more information on the destinations and origins of Colombia’s exports and imports, please see “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade” in Colombia’s annual report on Form 18-K for the year ended December 31, 2005 filed with the SEC on July 18, 2006.

Source: Ministry of Finance.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2006 and 2007. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF program for 2005-2006

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million (U.S. $ 613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2006 takes into account the effects of higher oil export prices, increased tax revenues, a higher revenue from imports tariffs, and reduced interest costs. For 2006, the target combined public sector deficit was 1.5% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to SDR 42.3 million (approximately U.S. $ 61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately U.S. $ 278.9 million) made available initially upon the program’s approval. After the Stand-By Arrangement expired in November 2006, Colombia did not renew its Stand-By Arrangement. Colombia nevertheless will still be monitored by the IMF in order to determine qualifications for any IMF loans.

Privatization

In February 2005, the Government announced the sale of a majority interest in Empresa Colombiana de Gas (Colombian Natural Gas Corporation or ECOGAS), a state-owned corporation that manages Colombia’s gas transmission network. The sale was initially offered to active employees, employee unions, cooperatives, and certain pension funds and mutual funds already invested in the enterprise. On July 29, 2006, an initial bid was received for Ps. 1.968 trillion. On September 29, 2006, the Government announced that the bid was below the fair price established by the Government and that ECOGAS would subsequently be offered to the private sector. In December 2006, the company was sold for Ps. 3.25 trillion (approximately U.S. $1.45 billion) to Empresa de Energía de Bogotá (Bogotá’s Energy Enterprise). In March 2007, the Government received the proceeds from the sale.

On October 12, 2006, Davivienda, a local Colombian bank, bought the state-owned bank Granbanco – Bancafe for Ps. 2.2 trillion (approximately U.S. $918 million). Subsequently, President Uribe announced that 80% of the proceeds from the sale will be used to reduce Colombia’s public debt and 20% of the proceeds will be used to strengthen the reserves of the Fondo de Garantías de Instituciones Financieras (Financial Entities Guarantees Fund or FOGAFIN). In March 2007, the Government received the proceeds from the sale.

Public Sector Debt

Public sector internal debt

Total direct internal funded debt of the Central Government (with an original maturity of one year or more) is at Ps. 103.7 trillion at December 31, 2006, as compared to Ps. 96.6 trillion at December 31, 2005. The following table shows the direct internal funded debt of the Central Government at December 31, 2006 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt(1)

At December 31, 2006
(in millions of pesos)
Treasury Bonds	Ps.84,827,849
Pension Bonds	7,638,382
Fogafin Bonds	2,337,155
Law 546 Bonds(2)	1,378,826
TRD	3,709,032
Peace Bonds	1,093,647
Constant Value Bonds	1,681,065
Banco Agrario	686,550
Others(3)	359,593
Security Bonds	5,944

Total	Ps.103,718,042

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.

(2)	Includes Law 546 and debt reduction bonds.

(3)	Includes other assumed debt.

Source: Deputy Director of Risk—Ministry of Finance and Public Credit.

During 2006, the Government carried out several debt management transactions in the local market with the following objectives: improving the profile of the domestic yield curve; taking advantage of attractive interest rate levels; and reducing the outstanding number of bonds in the domestic yield curve to create liquid benchmarks.

In July and August 2006, the Government repurchased an aggregate of Ps. 2.5 trillion in local TES comprised of the early payment of local fixed rate TES due July 2006 for Ps. 486.0 billion and the repurchase of local bonds with maturities between 2007 and 2020 for Ps. 2.0 trillion.

In addition, the Government conducted liability management transactions with market makers and public entities for an aggregate of Ps. 2.5 trillion during the first ten months of 2006. In July 2006, the Government exchanged short-term UVR bonds (Unidad de Valor Real Constante or inflation linked bonds) with maturities between 2006 and 2008 for UVR bonds with maturities in 2010 and 2015 in an aggregate amount of Ps. 655.0 billion. In November 2006, the Government exchanged fixed rate Treasury Bonds known as Títulos de Tesorería (“TES”) maturing in 2007 and UVR bonds with maturities between 2007 and 2012 for fixed rate TES with maturities in 2008, 2010, 2015 and 2020 and UVR bonds with maturities in 2010 and 2015 in an aggregate amount of Ps. 3.4 trillion.

In May 2007, the Government exchanged fixed rate TES and UVR bonds with maturities between 2008 and 2012 for fixed rate TES bonds with maturities in 2009, 2010, 2015 and 2020 and UVR bonds with maturities in 2010 and 2023, in an aggregate amount of Ps. 2.3 trillion.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2005		At December 31, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	20,832	U.S. $	23,487
Public Entities(2)
Guaranteed		2,057		1,872
Non-Guaranteed		827		605

Total External Funded Debt	U.S. $	23,716	U.S. $	25,963

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and December 31, 2006, respectively. Medium and long term indebtedness. Excludes debt with resident financial institutions.

2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2005		At December 31, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	9,311	U.S. $	10,559
IADB		3,712		4,442
World Bank		3,892		4,582
Others		1,707		1,556
Commercial Banks		1,313		1,064
Export Credit Institutions		417		332
Bonds		12,391		13,739
Foreign Governments		202		208
Suppliers		82		61

Total	U.S. $	23,716	U.S. $	25,963

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and December 31, 2006, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On November 8, 2006, Colombia issued U.S. $468,400,000 aggregate principal amount of its 7 3/8% Bonds due 2037 in a reopening.

On June 4, 2007, the Government announced that it would make an early payment in an aggregate amount of U.S. $500 million of loans with the World Bank, the IADB and CAF. The early payments are expected to take place during the next five months, after Colombia officially notifies such multilateral entities of its intention to prepay. The early payment is intended to reduce the total debt stock and improve the debt profile of Colombia.

On June 12, 2007, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, Ps.1,924,515,000,000 aggregate principal amount of its 9.85% Global TES Bonds due 2027. The settlement for the offering is expected to occur on June 28, 2007.